Exhibit 77 K


On February 7, 2005, PricewaterhouseCoopers LLP ("PwC") resigned as the independent registered public accounting firm of ICM Trust. At a special meeting on March 29, 2005, the Board of Trustees ("Board") of ICM Series Trust approved Grant Thornton, LLP ("GT") as the new independent registered public accoting firm for the registrant.

PwC's reports for the past two fiscal years did not contain either an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During registrant's past two fiscal years and through the date of PwC's resignation the registrant had no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to PwC's satisfaction would have caused them to make reference thereto in their reports on the financial statements for such years..

The decision to replace PwC with GT as the new independent auditor for the registrant was approved by the Audit Committee at a meeting on May 11, 2005.

Registrant has provided a copy of the disclosures contained in this Exhibit 77K to PwC, prior to the date of filing of this Form N-SAR with the U.S. Securities and Exchange Commission, as required by Item 304(a)(3) of Form S-K. In addition, registrant has requested that PwC confirm in a letter provided to registrant and addressed to the Commission that it agrees with the representations contained in this Exhibit 77K, and PwC's response addressed to the Commission is also included in this Exhibit 77K.